

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via E-mail   September 30, 2013
Andrew B. Spence, CFO
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

     Re: Ameresco, Inc.
            June 30, 2013 Form 10-Q Filed August 9, 2013
            Response Dated September 12, 2013
            File No. 1-34811

Dear Mr. Spence:

     We have reviewed your response letter and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

June 30, 2013 Statement of Cash Flows, page 9

     Regarding your response to prior comment 8, please provide an analysis that clarifies your basis for de-recognizing a debt liability when you assign the ESPC receivable. Address the applicability of ASC 405-20-40. Clarify also whether the government directly pays you or the lender to liquidate the receivable. Further, please clarify whether ESPC receivable activity had a net impact of ($11 million) on reported operating cash flow for the 6 month period. If you place $15 million and $9.434 million into ESPC restricted cash escrow, then that is an operating cash outflow. If you withdraw $13.366m, then that is an operating cash inflow. If no payments were received from the government on the ESPC receivable, then the net impact is presumably negative $11 million ($24.434 - $13.366) whereas you report $18 million and ($13.784 million) impacts on your Statement of Cash Flows. Please clarify, and also explain why your restricted cash activity amounts differ from the ($119K) change in the Balance Sheet account.

     You may contact Thomas D'Orazio at (202) 551-3825, Alfred Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

                         Sincerely,

                         /s/ Terence O'Brien

                         Terence O'Brien
                         Accounting Branch Chief